GRUPO CARSO, S.A. DE C.V.

RECEIVED
2006 NOV -2 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 27, 2006

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
[redacted]

06018066

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of September 30,2006 and 2005 for GRUPO CARSO, S.A. DE C.V.

This statements are the translated versions wich were send every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information was also send to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO　　　　QUARTER: 3　　YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005　　　　CONSOLIDATED

(Thousands of Mexican Pesos)　　　　Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	TOTAL ASSETS	90,568,675	100	81,928,804	100
s02	CURRENT ASSETS	48,021,255	53	36,389,939	44
s03	CASH AND SHORT-TERM INVESTMENTS	11,650,311	13	4,313,536	5
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,090,772	19	13,668,240	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	803,930	1	1,248,671	2
s06	INVENTORIES	17,550,378	19	15,627,016	19
s07	OTHER CURRENT ASSETS	925,864	1	1,532,476	2
s08	LONG-TERM	4,059,195	4	2,335,750	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	48,566	0	60,584	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,209,663	4	1,623,948	2
s11	OTHER INVESTMENTS	800,966	1	651,218	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	37,100,427	41	38,020,255	46
s13	LAND AND BUILDINGS	31,750,081	35	31,084,213	38
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	35,576,448	39	35,446,479	43
s15	OTHER EQUIPMENT	6,042,476	7	6,039,239	7
s16	ACCUMULATED DEPRECIATION	37,519,110	41	35,814,440	44
s17	CONSTRUCTION IN PROGRESS	1,250,532	1	1,264,764	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	941,477	1	243,009	0
s19	OTHER ASSETS	446,321	0	4,939,851	6
s20	TOTAL LIABILITIES	37,281,955	100	39,477,189	100
s21	CURRENT LIABILITIES	17,250,805	46	15,284,974	39
s22	SUPPLIERS	5,186,062	14	5,957,035	15
s23	BANK LOANS	2,723,757	7	976,433	2
s24	STOCK MARKET LOANS	950,000	3	518,250	1
s25	TAXES PAYABLE	2,028,387	5	1,654,254	4
s26	OTHER CURRENT LIABILITIES	6,362,599	17	6,179,002	16
s27	LONG-TERM LIABILITIES	11,958,181	32	14,416,044	37
s28	BANK LOANS	9,643,577	26	11,183,193	28
s29	STOCK MARKET LOANS	2,250,000	6	3,161,325	8
s30	OTHER LOANS	64,604	0	71,526	0
s31	DEFERRED LIABILITIES	145	0	165	0
s32	OTHER NON CURRENT LIABILITIES	8,072,824	22	9,776,006	25
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	53,286,720	100	42,451,615	100
s34	MINORITY INTEREST	10,088,240	19	8,123,387	19
s35	MAJORITY INTEREST	43,198,480	81	34,328,228	81
s36	CONTRIBUTED CAPITAL	8,293,625	16	8,309,013	20
s79	CAPITAL STOCK	6,250,891	12	6,266,405	15
s39	PREMIUM ON ISSUANCE OF SHARES	2,042,734	4	2,042,608	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	34,904,855	66	26,019,215	61
s42	RETAINED EARNINGS AND CAPITAL RESERVES	74,319,858	139	66,003,204	155
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(39,415,003)	(74)	(39,983,989)	(94)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 3 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	11,650,311	100	4,313,536	100
s46	CASH	1,214,748	10	665,120	15
s47	SHORT-TERM INVESTMENTS	10,435,563	90	3,648,416	85
s07	OTHER CURRENT ASSETS	925,864	100	1,532,476	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	608,081	66	721,208	47
s82	DISCONTINUED OPERATIONS	0	0	438,645	29
s83	OTHER	317,783	34	372,623	24
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	941,477	100	243,009	100
s48	DEFERRED EXPENSES (NET)	243,976	26	101,618	42
s49	GOODWILL	691,687	73	75,441	31
s51	OTHER	5,814	1	65,950	27
s19	OTHER ASSETS	446,321	100	4,939,851	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	382,333	86	312,781	6
s85	DERIVATIVE FINANCIAL INSTRUMENTS	6,728	2	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	4,538,753	92
s87	OTHER	57,260	13	88,317	2
s21	CURRENT LIABILITIES	17,250,805	100	15,284,974	100
s52	FOREIGN CURRENCY LIABILITIES	2,591,412	15	2,027,709	13
s53	MEXICAN PESOS LIABILITIES	14,659,393	85	13,257,265	87
s26	OTHER CURRENT LIABILITIES	6,362,599	100	6,179,002	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	292,257	5	0	0
s89	INTEREST LIABILITIES	65,073	1	248,578	4
s68	PROVISIONS	2,486,044	39	2,273,342	37
s90	DISCONTINUED OPERATIONS	0	0	463,940	8
s58	OTHER CURRENT LIABILITIES	3,519,225	55	3,193,142	52
s27	LONG-TERM LIABILITIES	11,958,181	100	14,416,044	100
s59	FOREIGN CURRENCY LIABILITIES	9,583,117	80	9,304,936	65
s60	MEXICAN PESOS LIABILITIES	2,375,064	20	5,111,108	35
s31	DEFERRED LIABILITIES	145	100	165	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	145	100	165	100
s32	OTHER NON CURRENT LIABILITIES	8,072,824	100	9,776,006	100
s66	DEFERRED TAXES	7,891,711	98	7,850,502	80
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	1,601,942	16
s69	OTHER LIABILITIES	181,113	2	323,562	3
s79	CAPITAL STOCK	6,250,891	100	6,266,405	100
s37	CAPITAL STOCK (NOMINAL)	901,428	14	917,038	15
s38	RESTATEMENT OF CAPITAL STOCK	5,349,463	86	5,349,367	85

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	74,319,858	100	66,003,204	100
s93	LEGAL RESERVE	381,635	1	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	3,366,553	5	1,358,813	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	64,765,882	87	59,705,046	90
s45	NET INCOME FOR THE YEAR	5,805,788	8	4,557,710	7
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(39,415,003)	100	(39,983,989)	100
s70	ACCUMULATED MONETARY RESULT	260,221	(1)	260,221	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(33,023,717)	84	(33,505,680)	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	13,598	0	8,938	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	26,674	0	(233,639)	1
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,712,328)	17	(6,581,499)	16
s99	LABOR OBLIGATION ADJUSTMENT	(15,331)	0	(19,831)	0
s100	OTHER	35,880	0	87,501	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	33,185	487,852
s63	OTHER LOANS WITH COST	0	1,563,919
s72	WORKING CAPITAL	30,770,450	21,104,965
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,013	1,239
s75	EMPLOYEES (*)	53,116	50,528
s76	WORKERS (*)	24,528	27,518
s77	OUTSTANDING SHARES (*)	2,338,690,900	2,379,189,954
s78	REPURCHASED SHARES (*)	406,309,100	365,810,046
s101	RESTRICTED CASH	844,235	563,922
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	22,623	242,988

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 . YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	64,941,879	100	57,218,342	100
r02	COST OF SALES	48,176,279	74	42,528,687	74
r03	GROSS PROFIT	16,765,600	26	14,689,655	26
r04	OPERATING EXPENSES	7,852,705	12	8,231,917	14
r05	OPERATING INCOME	8,912,895	14	6,457,738	11
r06	INTEGRAL FINANCING COST	925,585	1	1,474,394	3
r07	INCOME AFTER INTEGRAL FINANCING COST	7,987,310	12	4,983,344	9
r08	OTHER EXPENSE AND INCOME (NET)	(251,009)	0	(838,143)	(1)
r44	SPECIAL ITEMS	0	0	(339,351)	(1)
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	8,238,319	13	6,160,838	11
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,490,100	4	1,727,653	3
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	5,748,219	9	4,433,185	8
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,324,763	2	992,096	2
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,072,982	11	5,425,281	9
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(284,586)	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,072,982	11	5,709,867	10
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	61,864	0
r18	NET CONSOLIDATED INCOME	7,072,982	11	5,648,003	10
r19	NET INCOME OF MINORITY INTEREST	1,267,194	2	1,090,293	2
r20	NET INCOME OF MAJORITY INTEREST	5,805,788	9	4,557,710	8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 3 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	64,941,879	100	57,218,342	100
r21	DOMESTIC	57,121,419	88	51,749,806	90
r22	FOREIGN	7,820,460	12	5,468,536	10
r23	TRANSLATED INTO DOLLARS (***)	707,414	1	477,840	1
r06	INTEGRAL FINANCING COST	925,585	100	1,474,394	100
r24	INTEREST EXPENSE	2,502,441	270	3,071,161	208
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	625	0
r45	OTHER FINANCE COSTS	168	0	15	0
r26	INTEREST INCOME	1,593,011	172	1,473,847	100
r46	OTHER FINANCIAL PRODUCTS	10,996	1	84,573	6
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	105,326	11	191,760	13
r28	RESULT FROM MONETARY POSITION	(78,343)	(8)	(230,747)	(16)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,490,100	100	1,727,653	100
r32	INCOME TAX	2,497,413	100	2,332,573	135
r33	DEFERRED INCOME TAX	(376,743)	(15)	(846,975)	(49)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	415,413	17	301,287	17
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(45,983)	(2)	(59,232)	(3)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2006
GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	64,941,880	57,218,343
r37	TAX RESULT FOR THE YEAR	7,127,927	6,192,826
r38	NET SALES (**)	87,432,361	77,433,321
r39	OPERATING INCOME (**)	11,915,965	9,147,575
r40	NET INCOME OF MAJORITY INTEREST (**)	10,030,091	7,999,420
r41	NET CONSOLIDATED INCOME (**)	11,727,335	9,683,692
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,803,821	1,811,753

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO   QUARTER: 3   YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005   CONSOLIDATED

(Thousands of Mexican Pesos)   Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	22,546,204	100	19,579,339	100
rt02	COST OF SALES	16,670,631	74	14,661,301	75
rt03	GROSS PROFIT	5,875,573	26	4,918,038	25
rt04	OPERATING EXPENSES	2,715,082	12	2,792,012	14
rt05	OPERATING INCOME	3,160,491	14	2,126,026	11
rt06	INTEGRAL FINANCING COST	704,687	3	435,828	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	2,455,804	11	1,690,198	9
rt08	OTHER EXPENSE AND INCOME (NET)	57,968	0	(842,631)	(4)
rt44	SPECIAL ITEMS	0	0	(339,351)	(2)
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,397,836	11	2,872,180	15
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	814,192	4	562,841	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,583,644	7	2,309,339	12
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	466,276	2	349,729	2
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,049,920	9	2,659,068	14
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(91,962)	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,049,920	9	2,751,030	14
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	(152)	0
rt18	NET CONSOLIDATED INCOME	2,049,920	9	2,751,182	14
rt19	NET INCOME OF MINORITY INTEREST	416,897	2	441,873	2
rt20	NET INCOME OF MAJORITY INTEREST	1,633,023	7	2,309,309	12

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO　　QUARTER: 3　　YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO CARSO, S.A. DE C.V.　　BREAKDOWN OF MAIN CONCEPTS　　CONSOLIDATED

(Thousands of Mexican Pesos)　　Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	22,546,204	100	19,579,339	100
rt21	DOMESTIC	19,604,753	87	17,775,682	91
rt22	FOREIGN	2,941,451	13	1,803,657	9
rt23	TRANSLATED INTO DOLLARS (***)	269,693	1	162,034	1
rt06	INTEGRAL FINANCING COST	704,687	100	435,828	100
rt24	INTEREST EXPENSE	969,374	138	1,339,304	307
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	28	0
rt45	OTHER FINANCE COSTS	2	0	0	0
rt26	INTEREST INCOME	199,544	28	822,518	189
rt46	OTHER FINANCIAL PRODUCTS	3,213	0	29,241	7
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(38,336)	(5)	48,430	11
rt28	RESULT FROM MONETARY POSITION	(23,596)	(3)	(100,175)	(23)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	814,192	100	562,841	100
rt32	INCOME TAX	743,415	91	716,309	127
rt33	DEFERRED INCOME TAX	(45,249)	(6)	(179,990)	(32)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	102,916	13	49,101	9
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	13,110	2	(22,579)	(4)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	610,707	594,744

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 3 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005
(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	7,072,982	5,648,003
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(32,212)	(492,078)
c03	RESOURCES FROM NET INCOME FOR THE YEAR	7,040,770	5,155,925
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,574,558)	(593,929)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	4,466,212	4,561,996
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,585,683	(1,697,507)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,722,481)	(1,595,946)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(136,798)	(3,293,453)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,428,182)	(651,454)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,901,232	617,089
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	8,749,079	3,696,447
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,650,311	4,313,536

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(32,212)	(492,078)
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,803,821	1,811,753
c41	+ (-) OTHER ITEMS	(1,836,033)	(2,303,831)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,574,558)	(593,929)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,672,863)	(752,895)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(168,935)	(917,855)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(206,773)	741,618
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(2,038,533)	(248,167)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,512,546	583,370
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,585,683	(1,697,507)
c23	+ BANK FINANCING	1,332,564	(425,310)
c24	+ STOCK MARKET FINANCING	(525,555)	(2,465,929)
c25	+ DIVIDEND RECEIVED	1,161,423	915,349
c26	+ OTHER FINANCING	(382,749)	278,383
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,722,481)	(1,595,946)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(9,963)	(5,242)
c31	(-) DIVIDENDS PAID	(1,059,128)	(1,323,207)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(653,390)	(267,497)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,428,182)	(651,454)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	615,675	1,282,514
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,700,180)	(2,312,083)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(37,495)	(367,288)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	75,861	377,029
c39	+ (-) OTHER ITEMS	(382,043)	368,374

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 3 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	4.26		$	3.35	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	4.98		$	3.89	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	(0.01)		$	(0.19)	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.03	
d08	CARRYNG VALUE PER SHARE	$	18.47		$	14.43	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.30		$	0.13	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.73	veces		1.71	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		7.49	veces		7.37	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	10.89	%	9.87	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	23.21	%	23.30	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.94	%	11.81	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.08	%	4.51	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.10	%	4.08	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.96	veces	0.94	veces
p07	NET SALES TO FIXED ASSETS (**)	2.35	veces	2.03	veces
p08	INVENTORIES TURNOVER (**)	3.70	veces	3.68	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	61.78	dias	56.08	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	22.05	%	20.48	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	41.16	%	48.18	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.69	veces	0.92	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	32.65	%	28.70	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	32.23	%	37.91	%
p15	OPERATING INCOME TO INTEREST PAID	3.56	veces	2.10	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	2.34	veces	1.96	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.78	veces	2.38	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.76	veces	1.35	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.28	veces	0.92	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	67.53	%	28.22	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.84	%	9.01	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.96)	%	(1.03)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.78	veces	1.48	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(1,159.14)	%	51.54	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	1,259.14	%	48.45	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	119.04	%	354.91	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.